EXHIBIT 99.2
ITEM 7 INFORMATION
The securities being reported on by Mr. FANG Shin as a control person are owned indirectly through four separate entities:
(1)	eGarden I, a Caymans Islands company, which owns 53,245,080 shares, or 3.9% of KongZhong ordinary shares. Luzon Investments Ltd., a Channel Islands company, owns 50% of eGarden I and Mr. Fang owns 100% of Luzon Investments.

(2)	Calver Investments Ltd., a Channel Islands company, owns 25,924,440 shares, or 1.9% of KongZhong ordinary shares. Mr. Fang owns 100% of Calver Investments.

(3)	eGarden Ventures Hong Kong Ltd., a Hong Kong S.A.R. company, owns 1,044,080 shares, or < 0.1% of KongZhong ordinary shares. eGarden Ventures Ltd., a British Virgin Islands company, owns 100% of eGarden Ventures Hong Kong, and Mr. Fang owns 50% of eGarden Ventures Ltd.

(4)	Luzon Investments Ltd., a Channel Islands company, owns 2,000,000 shares, or 0.1% of KongZhong ordinary shares. Mr. Fang owns 100% of Luzon Investments Ltd.

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